[Letterhead of Bracewell & Giuliani LLP]
August 26, 2005
By EDGAR and by Facsimile (202) 772-9220
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Mr. Yong Choi
Division of Corporation Finance
Re: LL&E Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”)
Dear Mr. Choi:
Thank you for your letter dated August 8, 2005 regarding the above-referenced filing. We appreciate the Staff’s review. The following responses are numbered to correspond to the Staff’s comments.
1. The revisions of estimates presented under the caption “Changes in Imputed Proved Reserves and Present Value of Estimated Future Net Revenues” on page 52 of the Form 10-K do not include any extensions, discoveries or other additions.
2. In response to your comments, we propose to modify the discussion of the disclosure controls and procedures in the Trust’s future periodic reports, beginning with the Form 10-Q for the quarter ending September 30, 2005, to read as follows:
     Evaluation of Disclosure Controls and Procedures. The Trustee maintains disclosure controls and procedures designed to ensure that information required to be disclosed by the Trust in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Trust is accumulated and communicated by the working interest owner to the Trustee and its employees who participate in the preparation of the Trust’s periodic reports as appropriate to allow timely decisions regarding required disclosure.

     As of the end of the period covered by this report, the Trustee carried out an evaluation of the Trustee’s disclosure controls and procedures. Mike Ulrich, as Trust Officer of the Trustee, has concluded that these controls and procedures are effective.
     Due to the contractual arrangements pursuant to which the Trust was created and the terms of the related Conveyances regarding information furnished by the working interest owner, the Trustee relies on (i) information provided by the working interest owner, including all information relating to the Productive Properties burdened by the Royalties, such as operating data, data regarding operating and capital expenditures, geological data relating to reserves, information regarding environmental and other conditions relating to the Productive Properties, liabilities and potential liabilities potentially affecting the revenues to the Trust’s interest, the effects of regulatory changes and of the compliance of the operators of the Productive Properties with applicable laws, rules and regulations, the number of producing wells and acreage, and plans for future operating and capital expenditures, and (ii) conclusions of independent reserve engineers regarding reserves. The conclusions of the independent reserve engineers are based on information received from the working interest owner.
     Changes in Internal Control Over Financial Reporting. In connection with the evaluation by the Trustee of changes in internal control over financial reporting of the Trust that occurred during the Trust’s last fiscal quarter, no change in the Trust’s internal control over financial reporting was identified that has materially affected, or is reasonably likely to materially affect, the Trust’s internal control over financial reporting. The Trustee notes for purposes of clarification that it has no authority over, has not evaluated, and makes no statement concerning, the internal control over financial reporting of the working interest owner.
3. “Excess production costs” arise under the conveyances relating to the Trust when charges and expenses relating to any one of the three groups of properties in which the Trust has an interest (Jay Field, South Pass 89 and Offshore Louisiana) exceed the revenues from the sale of oil, gas and other hydrocarbons from that same group of properties for a period of time. When this happens, the costs arising from one property are not deducted from net revenues from other groups of properties. Instead, the amount of the deficit (“excess” costs) is simply carried forward until the revenues from that group of properties are sufficient to repay the costs. Consequently, the amount is simply the difference between the revenues and the costs at a particular group of properties. This is discussed in the Form 10-K under the heading “The Royalties — Overriding Royalties” beginning on page 7 of the Form 10-K. Information about the nature of the actual costs incurred at the properties, including Jay Field and South Pass 89, is set forth elsewhere in the Form 10-K, including the discussion under “Exploration and Development Activities” on page 16, and in Management’s Discussion and Analysis, beginning on page 42.
4. The reported proved reserves meet the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X, and include those reserves that are reasonably certain to be recovered under existing conditions. In response to your comments, we propose to amend the second paragraph under “Certain Factors Affecting Estimates” on page 17 in future filings of the Form 10-K as shown below:
“As indicated above, estimates of future net revenues attributable to the Trust are based in part on estimates of quantities of proved oil and gas reserves to be produced in the future. ~~It should be emphasized that there can beno assurance that the~~ “Proved reserves” are the estimated quantities of crude oil ~~and gas classified as proved reserveswill ultimately be recovered. Because estimating~~, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Estimating proved reserves is not an exact science~~, the potential for significant~~. Significant revisions~~, either upward or downward, in~~ of the estimates of proved reserves ~~is high. Such revisions~~ have occurred in the past with respect to the Productive Properties and, with respect to certain Productive Properties, have been material in relation to the reserves assigned to such Productive Properties. Reserve estimates are based on many judgmental factors, and the accuracy of reserve estimates depends on the quantity and quality of geological data, production performance data and reservoir engineering data as well as the skill and judgment of the petroleum engineer in interpreting such data. The process of estimating reserves involves continual revisions of estimates (usually on an annual basis) as additional information is made available through drilling, testing, reservoir studies and acquiring historical pressure and production data. When a new reservoir is discovered, proved reserves are determined primarily by volumetric analysis, using limited reservoir data (porosity, net pay thickness, water saturation, permeability and estimated extent of the productive area) indicated by the discovery well to estimate reserves over an underground area that may cover many acres. As a well is produced and the reservoir pressure declines, production volumes (hydrocarbons and water) and other factors are generally monitored and recorded so that the proved reserves can be periodically reestimated following sufficient intervals of production history. In addition, the drilling of development wells can provide additional reservoir data, including information regarding the areal extent of the reservoir. As reservoir history is accumulated, the historical information is incorporated into volumetric calculations or extrapolated production performance plots to refine the reserve estimate. Consequently, the accuracy of the reserve estimate generally improves with additional production history.”
5. The reason for the significant increases in estimated net revenues from 2005 through 2008 for proved developed reserves as shown in the Miller & Lents letter dated March 2, 2005 is that ExxonMobil, the working interest owner and operator of the Jay Field unit, has increased nitrogen and water injection volumes at Jay Field in the past year and plans to drill three replacement wells in late 2005. The increased injection volumes and replacement wells support higher estimated oil production rates, which in turn result in increased estimated future net revenues. The estimates show that the costs, charges and expenses at Jay Field will exceed the revenues from the sale of oil, gas and other hydrocarbons from Jay Field for a period of time, but that the estimated revenues should be sufficient to repay those costs, charges and expenses by 2008, resulting in increased estimated future net revenues to the Trust at that point. After 2008, the estimates reflect production and net revenue on a typical decline curve.
6. The negative revision in imputed gas reserves (1,201 MMcf) in 2002 was the combined result of a lower gas price and the write down of gas reserves for the South Pass 89 C-11 well, which the operator of the property decided not to drill. The negative revision in imputed liquids reserves (898 Mbbl) was due to declining production and reserves at Jay Field resulting from reduced nitrogen and water injection volumes in prior years. The Trust’s 2002 Form 10-K included a discussion on page 17 of the reasons for the decreases in the estimated future net revenues (“primarily from lower prices”) and noted that the decrease in the estimate at Jay Field was “attributable to a revision due to field performance.” The 2002 Form 10-K also explained on page 17 that the reserves estimates depend in part on the price estimates. However, in response to your comment, we propose to include more detailed disclosure of specific reasons for significant reserves revisions in all future filings.
     If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 512-542-2122. My firm acts as counsel to the Trustee in this matter, and again, we appreciate the Staff’s review.
Very truly yours,
Bracewell & Giuliani LLP
/s/ Thomas W. Adkins
Thomas W. Adkins

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